

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2020

Brian S. John
Chief Executive Officer
CBD Brands, Inc.
725 N. Hwy A1A, Suite C-106
Jupiter, FL 33477

>   **Re: CBD Brands, Inc.**
>   **Amendment No. 3 to Draft Registration Statement on Form S-1**
>   **Submitted February 21, 2020**
>   **CIK No. 0001760903**

Dear Mr. John:

We have reviewed your amended draft registration statement and have the following comment.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form S-1 submitted February 21, 2020

Financial Statements, page F-1

1.   Please revise to update the audited financial statements to the most recently completed fiscal year in compliance with Rule 8-08(b) of Regulation S-X.

Brian S. John
CBD Brands, Inc.
February 27, 2020
Page 2

 You may contact Kristin Lochhead at 202-551-3664 or Kate Tillan at 202-551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Mary Beth Breslin at 202-551-3625 with any other questions.

 Sincerely,

 Division of Corporation Finance
 Office of Life Sciences

cc: Arthur Marcus